

November 5, 2013

Via E-mail
Mr. Alex McAulay
Chief Financial Officer, Treasurer and Director
Naked Brand Group Inc.
#2-34346 Manufacturer's Way
Abbotsford, British Columbia, Canada V2S 7M1

> **Re:** **Naked Brand Group Inc.**
> **Registration Statement on Form S-1**
> **Filed October 10, 2013**
> **File No. 333-191681**

Dear Mr. McAulay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the dilution information required by Item 506 of Regulation S-K.

Prospectus Cover Page

2. Please disclose the amount of each of the initial purchase shares, initial commitment shares, and additional commitment shares issued or issuable to Lincoln Park under the Purchase Agreement. Also disclose the amount of each of the shares issued and issuable to Alan Aaron under the note.

Number of Shares Being Offered, page 3

3. Please disclose the basis for issuing to Lincoln Park 600,000 shares for $300,000 as initial purchase shares and 919,500 shares as the initial commitment shares under the Purchase Agreement. For example, explain if these amounts were based on the market price on a specific date.

Risks Related to the Offering, page 12

4. Please describe in greater detail the risks relating to the trading price and the dilutive effect of the pricing mechanism under the Purchase Agreement. Include a description of how the Purchase Price for the shares is calculated (Section 1(q) of the Purchase Agreement) and how Additional Commitment Shares are issued to Lincoln Park for each Regular Purchase of Purchase Shares (Section 5(e) of the Purchase Agreement).

Securities Purchase Agreement with Lincoln Park Capital Fund, LLC, page 14

5. We note the Floor Price in Section 2(c) of the Purchase Agreement and your related description in the filing. Please clarify in the filing whether the company can put shares to the investor on a Purchase Date when the Closing Sale Price is $0.35 or more, but the Purchase Price may be less than $0.35 because of the provisions in Section 1(q), which defines Purchase Price as the lower of (A) the lowest Sale Price on the Purchase Date and (B) the arithmetic average of the three lowest Closing Sale Prices during the 12 consecutive business days prior to the Purchase Date. If appropriate, please also provide risk factor disclosure.

6. Under the terms of the Purchase Agreement, the company can put shares valued up to $8,300,000 to Lincoln Park. Please explain how you determined to register the number of 6,750,000 shares which may be issued to Lincoln Park in the future under the Purchase Agreement. Discuss the likelihood that you will ever receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the Purchase Agreement. If you are not likely to receive the full amount, explain why the parties chose $8,300,000 as the dollar amount of the equity line.

Plan of Distribution, page 21

7. As Lincoln Park is an underwriter, please revise the language in the penultimate paragraph in this section to clarify that Rule 144(b)(1)(i) of the Securities Act does not apply to Lincoln Park.

Undertakings, page 63

8. Please revise to add the undertaking required by Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Virgil Hlus, Esq.
        Clark Wilson LLP